                         O F F E R I N G    C I R C U L A R

100,000 Shares
Common Stock:                                                      $300,000.00

                               ISSUER TENDER OFFER

        Pursuant to Section 13E-4 of the Securities Exchange Act of 1934:


                                     Issuer

                         Nursecare Health Centers, Inc.
                                3 Station Square
                            Paoli, Pennsylvania 19301
                            Telephone: (610) 644-4051
                            Central Index Key #73354


                                 Offering Dates

         This Tender Offer shall commence beginning at 10:00 a.m. on Friday, June 27, 1997 and terminate at 4:00 p.m. on Thursday, July 10, 1997.

                        THIS OFFER SHALL NOT BE EXTENDED.

                 Dates Before and After Tenders May Be Withdrawn

         Tenders of securities may be withdrawn by the security holder at any time until the expiration of 10 business days from the commencement of this Tender Offer, or the close of business at 4:00 p.m. on Thursday, July 10, 1997; or

         If not yet accepted for payment, at the end of forty (40) business days from the commencement of this Tender Offer or, by 4:00 p.m. on Thursday, August 21, 1997.

                          Acceptance of Shares Pro-Rata

         See the provision for acceptance of less than all shares tendered in
Item 3 of this Offering Circular.




         THE ISSUER HAS FILED SCHEDULE 13E-4 WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. COPIES OF THE SCHEDULE AND EXHIBITS MAY BE OBTAINED FROM THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., OR FROM THE SECRETARY OF THE ISSUER UPON REQUEST.

                         O F F E R I N G   C I R C U L A R


I.       Additional Material
         Some of the material contained in this Offering Circular is a summary of the material contained in Schedule 13E-4 on file with the Securities and Exchange Commission, Washington, D.C/. as well as the material contained in the Annual Report of the Issuer for the period ending December 31, 1996 (Form 10-K). In addition, the financial Statements of Nursecare Health Centers, Inc. covering the years 1995 and 1996, together with other financial information required by
Section 13E-4 are included with the mailing of this Offering Circular. A copy of
Schedule 13E-4 and the Annual Report for the period ending December 31, 1996 may be obtained from the Securities and Exchange Commission, Washington, D.C. or from the Issuer by request in writing to the principal office of the Issuer at 3 Station Square, Paoli, Pennsylvania 19301.

II.      Pertinent Information and Dates of Offering
         The Board of Directors of Nursecare Health Centers, Inc. ("Issuer") has set aside Three Hundred Thousand Dollars ($300,000.00) of the Issuer's unrestricted and unreserved earned surplus for the purpose of acquiring One Hundred Thousand (100,000) shares of its outstanding Capital Stock. Pursuant to these terms, the Issuer offers to acquire One Hundred Thousand (100,000) shares of its stock for the price of Three Dollars ($3.00) per share.

         A. The Offering shall commence at 9 a.m. on Friday, June 27, 1997 and shall close at 4 p.m. on Thursday, July 10, 1997.
         B. Shares may be tendered by mail or in person by:
             1. Submitting all shares to be tendered at the Executive Offices of Nursecare Health Centers, Inc. at 3 Station Square, Paoli, Pennsylvania 19301, between the hours of 10:00 a.m. and 4:00 p.m.
             2. All tendered shares must be endorsed in blank on the reverse side of the Certificate and witnessed or accompanied by a Stock Power attached to all Certificates fully completed and witnessed. ALL INDIVIDUALS NAMED IN THE CERTIFICATE MUST ENDORSE THE CERTIFICATE OR SIGN THE STOCK POWER.
             3. If shares are tendered by mail, it is suggested that the Shareholders tender their shares by certified mail, return receipt requested.
             4. Shareholder should consult their attorney, accountant or tax advisor regarding the tax consequences and/or benefits resulting from tendering shares.
               ALL ENDORSEMENTS AND/OR STOCK POWERS MUST BE DATED.

III.     Acceptance of Shares (Pro-Rata)
         A. Shares Tendered by July 10, 1997. All shares tendered in accordance with the instructions in II(B) above, shall be accepted if received at the offices of Nursecare Health Centers, Inc., 3 Station Square, Paoli, PA 19301, by the close of business at 4:00 p.m. on Thursday, July 10, 1997.

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         In the event that the shares tendered by such date exceed One Hundred
Thousand (100,000) shares, shares shall be accepted on a pro rata basis. Excess shares shall be returned to each Shareholder thereafter with payment as set forth in Item IV. For example, of 150,000 shares are tendered during the Offering, thereby representing Thirty-three and one-third (33-1/3%) percent more than the shares covered by this Tender Offer, two-thirds of the shares of all Shareholders shall be accepted and one-third shall be returned with the payment.
         B. Shares Tendered After July 10, 1997. Shares tendered after 4 p.m. on Thursday, July 10, 1997 will not be accepted.
         C. Termination Date. Subject to the provisions of this item, this Offer shall terminate at 4 p.m. on Thursday, July 10, 1997.
         D. Return of Shares. Shares tendered but which are not accepted, in accordance with the provisions of III(A) and (B) above, shall be returned to the tendering Shareholder by certified mail, return receipt requested.

IV.      Withdrawal of Tendered Shares.
         All shares tendered may be withdrawn by the tendering Shareholder before 4:00 p.m. on Thursday, July 10, 1997 by notifying the President of Nursecare Health Centers, James F. Hubbert, 3 Station Square, Paoli, Pennsylvania 19301 in writing. Certified mail is suggested. Tendered shares must be withdrawn in their entirety.

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         All tendered shares may likewise be withdrawn if not accepted for payment by 4:00 p.m. on Thursday, August 21, 1997, or forty (40) business days from the commencement of the Tender Offer.

V.       Reimbursement.
         If you are no longer a Shareholder of Nursecare Health Centers, Inc. or you are a Trustee, Guardian or other representative of a holder or beneficial owner of such shares, please forward this material to such person at once. Please notify Nursecare Health Centers, Inc. and reasonable expenses incurred in such notification shall be promptly reimbursed.

               SUMMARY OF INFORMATION CONTAINED IN SCHEDULED 13E-4
VI.      Security and Issuer.
         A. Name and Address of Issuer. The Issuer is Nursecare Health Centers, Inc., whose principal executive office is situate at 3 Station Square, Paoli, Pennsylvania 19301.
         B. Title and Amount of Securities Outstanding. The Issuer has Five Hundred Thirty-Six Thousand Five Hundred One (536,571) shares of its Common Stock, Class A, outstanding. Although the Issuer did at one time have outstanding Class B Common Stock, No such class currently exists. The exact amount of securities being sought by this Tender Offer is ONE HUNDRED THOUSAND (100,000) SHARES FOR A CONSIDERATION OF THREE DOLLARS ($3.00) PER SHARE.

         C.. Principal Market of Securities. There is no public market for the securities being sought. None of the securities of the Issuer are actively traded on any market or exchange.
         In 1979, the Issuer made a Tender Offer to acquire Fifty Thousand (50,000) shares of its outstanding stock at a price of One Dollar ($1.00) per share. Fifty Thousand (50,000) shares were acquired.
         In 1981, the Issuer made a Tender Offer to acquire One Hundred Fifty Thousand (150,000) shares of its Common Stock at a price of One Dollar ($1.00) per share. Pursuant to said Tender Offer, Twenty-six Thousand Seven Hundred Fifty-seven (26,757) shares were acquired.
         In 1984, the Issuer made another Tender Offer to acquire Seventy Thousand (70,000) shares of its Capital Stock for at a price of One Dollar Fifty Cents ($1.50) per share. Pursuant to said Tender Offer, Twenty Thousand One Hundred Eighty (20,180) shares were acquired.
         The Issuer is aware that from time to time shares of the issuer have been privately traded. The Issuer is not engaged in such private transactions and the sale of shares and the price paid is a matter of private negotiation between Buyer and Seller. The Issuer is unaware of any private transaction involving the purchase of shares for a price as high as that specified in this Tender Offer.

VII.     Source and Amount of Funds or Other Considerations.
         A. Source and Total Amount of Funds. The total amount of funds to acquire share pursuant to this Tender Offer is Three Hundred Thousand Dollars ($300,000.00) out of the unrestricted and unreserved eared surplus of the Issuer.
         B. None of the funds provided shall be from borrowed funds or other sources, directly or indirectly.

VIII. Purpose of the Tender Offer and Plans or Proposals of the Issuer of any Affiliate.
         The purpose of the Tender Offer is to provide an opportunity for Shareholders who have expressed a desire to do so, to sell their shares and to provide an opportunity for the Issuer to reduce the number of shares outstanding and the number of shareholders.
         For additional information which may bear on a Shareholder's ability to evaluate this Tender Offer, see the provisions set forth in Items IX and X following.

IX.      Financial Information.
         A. Net Earnings (Loss) Per Share. According to the Annual Report of the Issuer for the periods ending December 31, 1995 and December 31, 1996, the net earnings per share of the Issuer was $.24 in 1995 and $(.06) in 1996. The Issuer had total assets of Two Million Three Hundred Thirty-eight Thousand Five Hundred Four Dollars [$2,338,504.00] in 1995 and One Million Nine Hundred Thirty-seven Thousand Four Hundred Forty-two Dollars [$1,937,442.00] in 1996. Liabilities as of December 31, 1995 were Eight Hundred Sixty-seven Thousand Three Hundred Sixty-nine Dollars

[$867,379.00] compared to Six Hundred Forty-nine Thousand Six Hundred Forty-six Dollars [$649,646.00] for the same period in 1996.
         B. Book Value. The Book Value of the shares of the Issuer for the period ending December 31, 1995 was $2.71 per share compared to a Book Value of $2.40 per share for the period ending December 31, 1996.
         C. Interim Financial Information. Based on the unaudited financial statements for the period ending March 31, 1997, the Book Value of the shares of the Issuer was $2.09 per share while the net earnings per share was $(.14).
         D. Pro Forma Earnings (Losses) and Book Value Per Share. Assuming that One Hundred Thousand [100,000] shares of the outstanding Capital Stock is acquired and the Issuer pays Three Hundred Thousand Dollars [$300,000.00] for such shares, the Issuer would then have outstanding Four Hundred Thirty Six Thousand Five Hundred Seventy-one [436,571] shares. In such event, the net earnings per share and Book Value per share outlined above would change as follows: The Book Value as of December 31, 1996 would be $2.26 per share and the Book Value as of March 31, 1997 would be $1.89 per share. The earnings per share as of the end of December 31, 1996 would be $(.07) per share while the net earnings per share as of March 31, 1997 would be $(.16).
         In the event that less than One Hundred Thousand Shares of the shares acquired under this Tender Offer, the earnings per share and book value per share would be reduced proportionately.

X.       Additional Information.
         The following information may be material to a decision by a security holder whether to sell, tender or hold securities being sought in this Tender Offer.
         The following should be read carefully and should it give rise to any question, a surety holder is encouraged to consult his attorney or accountant before taking any action pursuant to the terms of this Tender Offer.
         A. Shares Owned by Officers and Members of the Board of Directors.

                                   Table I

                                   Shares                      Percent
Name                               Owned                       of Class
----                              --------                    ----------

James F. Hubbert
President and Director              5,000                         .9

Frank Slattery
Treasurer and Director              5,000                         .9

Harry Wolfington
Director                            5,000                         .9

Joseph Zoll
Director                           41,035                        7.62


         B. Voting Securities and Principal Holders Thereof. The table following sets forth the name of persons owning, of record and directly or beneficially more than five (5%) percent of Nursecare Health Centers, Inc. stock.

                                    Table II

                                    Shares                      Percent
Name                                Owned                       of Class
----                               --------                    ----------
Northeastern Investment
Company, Inc.                      300,000                       56.00

Joseph Zoll, Director               41,035                        7.62

         C. Relationship of Issuer to Parent. Northeastern Investment Company has one (1) class of Common Stock and has outstanding One Hundred Seventy-three Thousand Five Hundred Seventy-six (173,576) shares as of December 31, 1996.
         Of that amount, officers, directors and beneficial owners of the Issuer own One Hundred Fifty-two Thousand Five (152,005) shares or 87.57%. Of this amount, James F. Hubbert, President of Nursecare Health Centers, Inc. and Chairman of its Board of Directors owns One Hundred Forty Thousand (140,000) shares or 80.66% of the outstanding shares of Northeastern Investment Company, Inc.
         NONE OF THE SHARES OWNED BY NORTHEASTERN INVESTMENT COMPANY,
INC. WILL BE OFFERED TO THE ISSUER PURSUANT TO THIS TENDER OFFER.
         D. By way of Pro Forma information, in the event that 100,000 shares of the Issuer are acquired under this Tender Offer, the percentage of shares owned by the parent would increase to 68.72%. Inasmuch as the control of the parent over the affairs of the Issuer is by a simple majority this increase would not materially affect the relationship of the Issuer to its parent.
         The officers of Northeastern Investment Company, Inc. are as follows:

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         James F. Hubbert                                  President
         Frank Slattery                                    Secretary/Treasurer

         The Board of Directors of Northeastern Investment Company, Inc. consists of the following:

                                James F. Hubbert
                                Harry Wolfington
                                Frank H. Slattery

         James F. Hubbert, Harry Wolfington and Frank H. Slattery all own shares of the Common Stock of Northeastern Investment Company, Inc.
         E. De-Registration. Under pertinent provisions of the Securities Exchange Act of 1934, as amended, (i) the Issuer could apply for de-registration when the total number of shareholders is less than Three Hundred, or (ii) the number of shareholders is less than Five Hundred and total assets of the Company have not exceeded Five Million Dollars ($5,000,000.00) on the last day of the three most recent fiscal years. As of December 31, 1996, the Company had four hundred eighty-five (485) shareholders. Should the Issuer qualify and should the Securities and Exchange Commission grant the Petition for De-Registration, the Issuer would no longer be required to meet the reporting requires of the Securities Exchange Act of 1934. The Issuer would be eligible to apply at the latest by January, 1998.
         F. Business of the Issuer.
         Nursecare Health Centers, Inc. (the "Company") was organized in 1969 and for most of its existence provided skilled nursing, convalescent and rehabilitation care in the operation of two health

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care facilities.  Virtually all of the Company/s revenue for all years of its existence had been derived from these services.
         The two facilities, Union Forge Nursing Home, Inc. and the Northwood Nursing and Convalescent Home, Inc. were separately incorporated and operated as wholly-owned subsidiaries of the Company. The Union Forge Nursing Home, Inc., located in Hunterton County New Jersey, was sold in 1990. The Northwood Nursing and Convalescent Home, Inc. was sold in 1994.
         In 1995, the Company formed the Pinnacle Healthcare Group, Inc., a wholly-owned subsidiary of the Company which provides long term care and consulting to long-term care facilities. This included assistance in achieving regulatory compliance and providing the highest level of quality care through education and staff awareness.

                                         NURSECARE HEALTH CENTERS, INC.


                                         BY:________________________________
                                                  James F. Hubbert
                                                  President

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                          ISSUED TENDER OFFER STATEMENT


        Pursuant to Section 13E-4 of the Securities Exchange Act of 1934:


Name of Issuer:                          NURSECARE HEALTH CENTERS, INC.

Central Index Key #                      73354

Name of Person
Filing Statement:                        James F. Hubbert


Title of Class of
Securities:                              Common Stock, Class A


Name, Address and
Telephone Number of
Person Authorized to
Receive Notices and                      James F. Hubbert
Communications on Behalf                 3 Station Square
of the Person Filing                     Paoli, PA 19301
Statement                                Telephone: (610) 644-4051

Date Tender Offer
First Published, Sent
or Given to Security
Holders:                                 June 23, 1997



Transaction Valuation:                   $300,000.00
Filing Fee:                              $     60.00
Pursuant to Rule 0.11:                   1/50th of 1% of Valuation

                                 SCHEDULE 13E-4

                         TENDER OFFER STATEMENT PURSUANT
                             TO SECTION 13E-4 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Item 1.  Security and Issuer
         (a) The name of Issuer is Nursecare Health Centers, Inc., whose principal executive office is situate at 3 Station Square, Paoli, PA 19301.
         (b) The title and amount of securities outstanding is as follows: The Issuer has Five Hundred Thirty-Six Thousand Five Hundred Seventy-one (536,571) shares of its Common Stock, Class A, outstanding. Although the Issuer did at one time have outstanding Class B Common Stock, no such class currently exists. The exact amount of securities being sought by this Tender Offer is ONE HUNDRED THOUSAND (100,000) SHARES FOR A CONSIDERATION OF THREE DOLLAR ($3.00) PER SHARE.
         IT IS CONTEMPLATED THAT SECURITIES OF THE ISSUER SHALL BE PURCHASED FROM AN OFFICER, DIRECTOR OR AFFILIATE OF THE ISSUER.
SEE ITEM 8 OF THIS TENDER OFFER STATEMENT.
         (c) There is no public market for the securities being sought. None of the securities of the Issuer are actively traded on any market or exchange.
         In 1979, the Issuer made a Tender Offer to acquire Fifty Thousand (50,000) shares of its outstanding stock at a price of One Dollar ($1.00) per share. Fifty Thousand (50,000) shares were acquired. Pursuant to a similar Tender Offer in 1981, Twenty-six Thousand Seven Hundred Fifty-seven (26,757) shares of the Issuer's

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securities were purchased at a price of One Dollar ($1.00) per share. Pursuant to a second Tender Offer, similar to this one, in 1984, Twenty Thousand One Hundred Eighty (20,180) shares of the Issuer's securities were purchased for One Dollar Fifty Cents ($1.50) per share.
         The Issuer is aware that from time to time shares of the Issuer have been privately traded. The Issuer is not engaged in such private transactions and the sale of shares and the price paid is a matter of private negotiation between Buyer and Seller. The Issuer is unaware of any private transaction involving the purchase of such shares for a price as high as that specified in this Tender Offer.
         (d) The Statement is being filed by James F. Hubbert, 3 Station Square, Paoli, PA 19301, who is the President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Item 2.  Source and Amount of Funds or Other Consideration.
         (a) The title amount of funds to acquire shares pursuant to this Tender Officer is Three Hundred Thousand Dollars ($300,000.00) out of the unrestricted and unreserved earned surplus of the Issuer.
         (b) None of the funds provided shall be from borrowed funds or other sources, directly or indirectly.

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Item 3:  Purpose of the Tender Offer and Plans or Proposals of the Issuer or
Affiliate.
         The purpose of the Tender Offer is to provide an opportunity for Shareholders who have expressed a desire to do so, to sell their shares and provide an opportunity for the Issuer to acquire such shares, reduce the total number of shares outstanding as well as the total number of Shareholders. The shares acquired shall be retired and the Issuer has no present intention to reissue the shares or offer them for sale at a later date.
         The Issuer does not contemplate any material change in its current operations nor will there be any change in the present dividend policy. The Issuer has never declared or paid a dividend.
         Issuer does not contemplate any change in its corporate structure or business as reported in its annual report to the Securities and Exchange Commission (Form 10-K) for the fiscal year ending December 31, 1996.
         For other information which may bear on a shareholder's ability to evaluate this Tender Offer, see the provisions set forth in Items 7 and 8 of this Statement.

Item 4:  Interest and Securities of the Issuer.
         There has been no transaction involving Securities of the Issuer within the past forty (40) business days with any person, officer, director or affiliate.

Item 5: Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         None.

Item 6:  Persons Retained, Employed or to be Compensated.

         None.

Item 7:  Financial Information.
         Audited financial statements for the two fiscal years required to be filed with the Issuer's most recent Annual Report under Section 13 and 15 (d) of the Securities Act of 1934, as amended, containing all of the financial information required of Schedule 13E-4 is included with the Offering Circular to be sent to shareholders and attached to this Schedule. In addition, the most recent financial statements, which are unaudited, will be attached to the Offering Circular and are attached to this Schedule. The comparative information required of this Item is set forth in detail at Item IX Financial Information in the Offering Circular.

Item 8:  Additional Information.
         The Table following sets forth the names of the Directors of the Issuer, the number of shares of the Issuer owned by each and the percentage of the class of shares such shares represent.

                                     Table I

                                       Shares                   Percent
Name                                   Owned                    of Class
----                                  --------                 ----------

James F. Hubbert
President and Director                 5,000                      .9

Frank Slattery
Treasurer and Director                 5,000                      .9

Harry Wolfington
Director                               5,000                      .9

Joseph Zoll
Director                              41,035                     7.62



         The second Table following lists security ownership of certain beneficial owners and management.
                                    Table II

                                      Shares                   Percent
Name                                  Owned                    of Class
----                                 --------                 ----------

Northeastern Investment
Company, Inc.                        300,000                    56.00

Joseph Zoll, Director                 41,035                     7.62


         The Officers and Directors of the Issuer own 87.57% of the outstanding shares of Northeastern Investment Company, Inc. (152,005 of 173,576 Issued). Of this number, James F. Hubbert, President of Nursecare Health Care Centers, Inc. and Chairman of its Board of Directors, owns One Hundred Forty Thousand (140,000) shares of that amount or 80.66% of the outstanding shares of Northeastern Investment Company,Inc.

         None of the shares owned by Northeastern Investment Company, Inc. will be offered to the Issuer pursuant to this Tender Offer.
         The Issuer contemplates that some of the 56,035 shares of the Issuer's securities owned by members of the Board of Directors will be offered pursuant to this Tender Offer. It is possible that all of such shares may be offered.

Item 9:  Material to be Filed as Exhibits:
         (a) Tender Offer material to be given to Security Holders on behalf of the person filing this statement is attached.
         (b) A copy of the Financial Statements to be sent or given to Security Holders containing the information required in Item 7 of this Schedule is attached.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_________________                         _____________________________________
      Date                                James F. Hubbert, President
                                          Nursecare Health Centers, Inc.